Exhibit 99.2

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Unaudited Condensed Consolidated Balance Sheets	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income for the Three and Six Months ended June 30, 2021 and 2020	F-5
Unaudited Condensed Consolidated Statements of Changes in Equity for the Six Months ended June 30, 2021 and 2020	F-6
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2021 and 2020	F-7
Notes to Unaudited Condensed Consolidated Financial Statements for the Six Months ended June 30, 2021 and 2020	F-8

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of June 30,		As of December 31,
		2021		2020
		US$	RMB	RMB
				Note 3(a)
ASSETS
Current assets:
Cash and cash equivalents	4	26,086	168,424	118,821
Restricted cash	4	256	1,650	824
Short-term investments, available for sale	5	13,266	85,652	117,854
Short-term investments, held to maturity	5	310	2,000	45,000
Accounts receivable, net	6	3,289	21,234	20,972
Amounts due from related parties	14	501	3,235	3,024
Prepaid and other current assets, net	7	18,858	121,757	117,634
Total current assets		62,566	403,952	424,129
Non-current assets:
Property and equipment, net		21,989	141,972	144,492
Land use rights, net		262	1,693	1,715
Intangible assets, net		8,403	54,252	54,808
Goodwill		3,982	25,710	25,710
Deferred tax assets, net		883	5,704	6,338
Operating lease right-of-use asset	12	35,522	229,353	247,608
Finance lease right-of-use asset	12	860	5,550	5,850
Other non-current assets	8	21,805	140,786	139,067
Total non-current assets		93,706	605,020	625,588

Total assets		156,272	1,008,972	1,049,717

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of June 30,		As of December 31,
		2021		2020
		US$	RMB	RMB
				Note 3(a)
LIABILITIES
Current liabilities:
Short-term borrowings (including consolidated VIE amount without recourse to the Company of RMB 10,000 and RMB 10,000 as of June 30, 2021 and December 31, 2020, respectively)	9	3,020	19,498	10,000
Deferred revenue (including consolidated VIE amount without recourse to the Company of RMB 132,947 and RMB 158,735 as of June 30, 2021 and December 31, 2020, respectively)	3(b)	21,106	136,274	163,699
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB 10,346 and RMB 10,682 as of June 30, 2021 and December 31, 2020, respectively)		3,320	21,425	19,423
Accrued and other liabilities (including consolidated VIE amount without recourse to the Company of RMB 168,420 and RMB 165,706 as of June 30, 2021 and December 31, 2020, respectively)		31,473	203,207	209,590
Income taxes payable, current (including consolidated VIE amount without recourse to the Company of RMB 180,666 and RMB 180,070 as of June 30, 2021 and December 31, 2020, respectively)		28,669	185,105	184,638
Amounts due to related parties (including consolidated VIE amount without recourse to the Company of RMB 2,771 and RMB 2,543 as of June 30, 2021 and December 31, 2020, respectively)	14	429	2,771	2,543
Operating lease liability, current (including consolidated VIE amount without recourse to the Company of RMB 24,014 and RMB 27,962 as of June 30, 2021 and December 31, 2020, respectively)	12	7,620	49,198	53,702
Total current liabilities		95,637	617,478	643,595
Non-current liabilities:
Long-term borrowing (including consolidated VIE amount without recourse to the Company of RMB nil and RMB nil as of June 30, 2021 and December 31, 2020, respectively)		—	—	9,594
Other non-current liabilities (including consolidated VIE amount without recourse to the Company of RMB 95 and RMB 188 as of June 30, 2021 and December 31, 2020, respectively)		47	304	292
Income taxes payable, non-current (including consolidated VIE amount without recourse to the Company of RMB 34,322 and RMB 34,763 as of June 30, 2021 and December 31, 2020, respectively)	10	5,316	34,322	34,763
Operating lease liability, non-current (including consolidated VIE amount without recourse to the Company of RMB 71,459 and RMB 74,725 as of June 30, 2021 and December 31, 2020, respectively)	12	32,196	207,877	220,319
Total non-current liabilities		37,559	242,503	264,968

Total liabilities		133,196	859,981	908,563

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of June 30,		As of December 31,
		2021		2020
		US$	RMB	RMB
				Note 3(a)

EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of June 30, 2021 and December 31, 2020)		—	—	—
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 41,948,276 and 41,923,276 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)		123	794	794
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)		14	90	90
Additional paid-in capital		549,130	3,545,512	3,545,073
Statutory reserve		652	4,210	4,210
Accumulated deficit		(528,302)	(3,411,035)	(3,419,146)
Accumulated other comprehensive income		1,844	11,907	12,101
Total Ambow Education Holding Ltd.’s equity		23,461	151,478	143,122
Non-controlling interests		(385)	(2,487)	(1,968)
Total equity		23,076	148,991	141,154
Total liabilities and equity		156,272	1,008,972	1,049,717

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,			For the three months ended June 30,
	Note	2021	2021	2020	2021	2021	2020
		US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
Educational program and services	13	46,635	301,104	245,659	26,576	171,590	155,392
Intelligent program and services	13	116	752	83	102	661	71
Total net revenues		46,751	301,856	245,742	26,678	172,251	155,463
COST OF REVENUES
Educational program and services	13	(27,782)	(179,375)	(172,324)	(14,797)	(95,536)	(94,891)
Intelligent program and services	13	(299)	(1,930)	(1,458)	(122)	(786)	(160)
Total cost of revenues		(28,081)	(181,305)	(173,782)	(14,919)	(96,322)	(95,051)

GROSS PROFIT		18,670	120,551	71,960	11,759	75,929	60,412
Operating expenses:
Selling and marketing		(3,782)	(24,422)	(24,206)	(2,079)	(13,422)	(13,657)
General and administrative		(13,220)	(85,357)	(84,243)	(5,949)	(38,412)	(45,042)
Research and development		(868)	(5,602)	(2,698)	(582)	(3,757)	(1,567)
Total operating expenses		(17,870)	(115,381)	(111,147)	(8,610)	(55,591)	(60,266)

OPERATING INCOME (LOSS)		800	5,170	(39,187)	3,149	20,338	146

OTHER INCOME (EXPENSES)
Interest income		621	4,008	4,135	302	1,948	2,145
Foreign exchange gain (loss), net		31	203	35	(2)	(12)	9
Other (loss) income, net		(183)	(1,180)	1,552	(37)	(240)	146
Gain from deregistration of subsidiaries	15	205	1,325	3,897	183	1,181	3,897
Gain on the bargain purchase		—	—	40,273	—	—	—
Gain on sale of investment available for sale		189	1,221	1,056	73	474	530

Total other income		863	5,577	50,948	519	3,351	6,727

INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST		1,663	10,747	11,761	3,668	23,689	6,873
Income tax expense	10	(489)	(3,155)	(1,623)	(236)	(1,526)	(2,362)

NET INCOME		1,174	7,592	10,138	3,432	22,163	4,511
Less: Net loss attributable to non-controlling interest		(80)	(519)	(708)	(43)	(277)	(296)

NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		1,254	8,111	10,846	3,475	22,440	4,807

NET INCOME		1,174	7,592	10,138	3,432	22,163	4,511

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments		(65)	(417)	8,328	(82)	(532)	7,895
Unrealized gains on short-term investments
Unrealized holding gains arising during period		166	1,075	940	76	493	499
Less: reclassification adjustment for gains included in net income		132	852	668	48	308	381
Other comprehensive (loss) income		(31)	(194)	8,600	(54)	(347)	8,013
TOTAL COMPREHENSIVE INCOME		1,143	7,398	18,738	3,378	21,816	12,524

Net income per share - basic and diluted	11	0.03	0.17	0.25	0.07	0.48	0.11

Weighted average shares used in calculating basic and diluted net income per share	11	46,642,280	46,642,280	43,577,168	46,648,495	46,648,495	43,583,418

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd.’s Equity
									Accumulated
		Class A Ordinary		Class C Ordinary		Additional			other	Non-
		shares		shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
	Note	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	interest	Equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021		41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154
Share-based compensation		—	—	—	—	219	—	—	—	—	219
Issuance of ordinary shares for restricted stock award		12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	115	—	115
Unrealized gain on investment, net of income taxes		—	—	—	—	—	—	—	38	—	38
Net loss		—	—	—	—	—	—	(14,329)	—	(242)	(14,571)
Balance as of March 31, 2021		41,935,776	794	4,708,415	90	3,545,292	4,210	(3,433,475)	12,254	(2,210)	126,955
Share-based compensation		—	—	—	—	220	—	—	—	—	220
Issuance of ordinary shares for restricted stock award		12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	(532)	—	(532)
Unrealized gain on investment, net of income taxes		—	—	—	—	—	—	—	185	—	185
Net income/(loss)		—	—	—	—	—	—	22,440	—	(277)	22,163
Balance as of June 30, 2021		41,948,276	794	4,708,415	90	3,545,512	4,210	(3,411,035)	11,907	(2,487)	148,991

Balance as of January 1, 2020		38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596
Share-based compensation		—	—	—	—	238	—	—	—	—	238
Issuance of ordinary shares for restricted stock award		12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	433	—	433
Unrealized gain on investment, net of income taxes		—	—	—	—	—	—	—	154	—	154
Impact on adoption of ASC 326	3(c)	—	—	—	—	—	—	(594)	—	—	(594)
Net income/(loss)		—	—	—	—	—	—	6,039	—	(412)	5,627
Balance as of March 31, 2020		38,870,699	730	4,708,415	90	3,508,983	20,185	(3,366,370)	6,928	(1,092)	169,454
Share-based compensation		—	—	—	—	242	—	—	—	—	242
Issuance of ordinary shares for restricted stock award		12,500	1	—	—	(1)	—	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	7,895	—	7,895
Unrealized gain on investment, net of income taxes		—	—	—	—	—	—	—	118	—	118
Deregistration of subsidiaries		—	—	—	—	—	(15,473)	15,473	—	—	—
Net income/(loss)		—	—	—	—	—	—	4,807	—	(296)	4,511
Balance as of June 30, 2020		38,883,199	731	4,708,415	90	3,509,224	4,712	(3,346,090)	14,941	(1,388)	182,220

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2021	2021	2020
	US$	RMB	RMB
Cash flows from operating activities
Net cash used in operating activities	(2,997)	(19,339)	(61,989)
Cash flows from investing activities
Purchase of available-for-sale investments	(10,532)	(68,000)	(86,000)
Proceeds from available-for-sale investments	15,565	100,500	65,000
Purchase of held-to-maturity investments	(18,741)	(121,000)	(25,000)
Maturity and proceeds from held-to-maturity investments	25,400	164,000	41,000
Purchase of property and equipment	(153)	(990)	(2,213)
Prepayment for leasehold improvement	(674)	(4,353)	(15)
Purchase of intangible assets	(47)	(306)	—
Purchase of subsidiary, net of cash acquired	—	—	37,622
Purchase of other non-current assets	—	—	(2,883)
Cash balances at disposed subsidiaries	(2)	(12)	(9)
Loan to third party	—	—	(19,900)
Net cash provided by investing activities	10,816	69,839	7,602
Cash flows from financing activities
Proceeds from long-term borrowing	—	—	10,409
Net cash provided by financing activities	—	—	10,409

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(11)	(71)	(1,007)

Net change in cash, cash equivalents and restricted cash	7,808	50,429	(44,985)
Cash, cash equivalents and restricted cash at beginning of periods	18,534	119,645	157,600

Cash, cash equivalents and restricted cash at end of periods	26,342	170,074	112,615
Supplemental disclosure of cash flow information
Income tax paid	(193)	(1,249)	(106)
Interest paid	(34)	(220)	—
Supplemental disclosure of non-cash investing and financing activities:
Derecognition of assets other than cash of disposed subsidiaries/deregistered subsidiaries	161	1,041	217
Derecognition of liabilities of disposed subsidiaries/deregistered subsidiaries, net of recognized amount due to the disposed subsidiaries/deregistered subsidiaries	368	2,378	9,328
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	2,041	13,175	98,845

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBOW EDUCATION HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

a.	Background

The accompanying condensed consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (the “Company”), its subsidiaries and variable interest entities (“VIEs”) for which the Company or its subsidiaries are the primary beneficiaries. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

In the six months ended June 30, 2021, the Company established a few new subsidiaries and branch companies, and completed deregistration procedures of certain subsidiaries and branch companies in China.

2. GOING CONCERN

Liquidity and Capital Resources

As of June 30, 2021, the Group’s consolidated current liabilities exceeded its consolidated current assets by RMB 213,526. With certain non-cash payment adjustments excluded from the current liabilities, the gap between the current liabilities and current assets has been significantly reduced. The Group’s consolidated net assets were amounting to RMB 148,991 as of June 30, 2021. There are no liquidity concerns noted in the next 12 months.

The Group’s principal sources of liquidity have been cash provided by operating activities. The Group had net cash used in operating activities of RMB 61,989 and RMB 19,339 for the six months ended June 30, 2020 and 2021, respectively. The net cash outflow for both periods were mainly due to seasonal fluctuations. As of June 30, 2021, the Group had RMB 168,424 in unrestricted cash and cash equivalents, RMB 85,652 in short-term investments, available for sale, and RMB 2,000 in short-term investments, held to maturity.

The Group's operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

From the beginning of 2021, all our K-12 schools, tutoring centers and training offices in China have been in full business operation. Teachers and students of Bay State College and NewSchool in U.S. returned to campus from September 2021. Yet the pandemic continues to be fluid and uncertain, making it difficult to forecast the final impact it could have on our future operations.

There were certain regulatory policy updates in the past period of 2021. On April 7, 2021, Chinese regulatory authorities promulgated an amendment to the Implementation Rules of the Law for Promoting Private Education, which has been effective since September 1, 2021 (the “Implementation Rules”). The Implementation Rules stipulated, among other provisions, that (1) sponsors of private schools may choose to establish schools as either non-profit or for-profit schools, but nine-year compulsory education schools cannot be operated as for-profit schools; (2) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education; (3) group-based education organizations shall not control non-profit private schools through mergers and acquisitions, franchise agreements and contractual arrangements; and (4) related party transactions entered into by private schools shall be open, fair and just, and shall not harm national interests, school interests, or student or teacher interests. The Group is assessing the impact of the Implementation Rules and formulating different scenarios as compliance measures. There are still significant uncertainties with respect to those scenarios. The Group, however, does not expect any related liquidity concerns in the next 12 months. On July 24, 2021, Chinese regulatory authorities issued a set of guidelines aiming to ease the burden of excessive homework and after-school tutoring on students receiving an elementary school or junior high school education (the “Guidelines”). The Group does not expect its operations to be materially affected by the Guidelines.

Conclusion

The Group believes that available cash and cash equivalents, short-term investments, available for sale and short-term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable the Group to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. However, the Group continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing the Group’s business development activities, suspending the pursuit of its business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Group will raise additional capital if needed.

3. SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") and generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2020 Annual Report filed with the SEC on April 8, 2021. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

All amounts in the accompanying unaudited condensed consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.4566, representing the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of June 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

b.	Revenue recognition

The Group has adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective transition method from January 1, 2018. The Group’s revenue is generated from delivering educational programs and services and intellectualized operational services.

Disaggregation of revenues

The following table illustrates the disaggregation of revenue by operating segments for the six and three months ended June 30, 2021 and 2020, respectively:

(RMB in thousands)	K‑12 Schools	CP&CE Programs	Consolidated
	RMB	RMB	RMB
Net Revenues in the six months ended June 30, 2021	175,650	126,206	301,856
Net Revenues in the six months ended June 30, 2020	126,800	118,942	245,742
Net Revenues in the three months ended June 30, 2021	104,748	67,503	172,251
Net Revenues in the three months ended June 30, 2020	85,389	70,074	155,463

Contract Balances

The transferred control of promised services to customers results in the Group’s unconditional rights and conditional consideration receivable on passage of time. Accordingly, as of June 30, 2021 and December 31, 2020, the Group has no other contract assets except for Accounts Receivable, in RMB 21,234 and RMB 20,972, respectively. Please refer to Note 6-Accounts Receivable, Net for detail.

Contract liabilities represent the Group has received consideration but has not satisfied the related performance obligations. The tuition and service fees received in advance are the Group’s contract liabilities and presented in deferred revenue in the consolidated balance sheets. The revenue recognized during the six months ended June 30, 2021 that was previously included in the deferred revenue balances as of December 31, 2020 was RMB 163,699.

The following table provides the deferred revenue balances by segments as of June 30, 2021 and December 31, 2020.

	As of
	June 30, 2021	December 31, 2020
	RMB	RMB
	Unaudited
K-12 Schools	111,106	126,564
CP&CE Programs	25,168	37,135
Total	136,274	163,699

c.	Allowance for doubtful accounts

The Group adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit from January 1, 2020 and interim periods therein. Management used an expected credit loss model for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited condensed consolidated statements of cash flows.

	As of
	June 30, 2021	December 31, 2020
	RMB	RMB
	Unaudited
Cash and cash equivalents	168,424	118,821
Restricted cash	1,650	824
Total cash, cash equivalents, and restricted cash shown in the unaudited condensed consolidated statements of cash flows	170,074	119,645

5. SHORT-TERM INVESTMENTS

Short-term investments consist of held-to-maturity investments and available-for-sale investments.

Held to maturity investments

Held-to- maturity investments consist of various fixed-income financial products purchased from Chinese commercial banks, which are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products are within one year, with annual interest rates ranging from 2.19% to 3.30% and matured and fully collected with principal and interest as of the date of this report. They are classified as short-term investments on the consolidated balance sheets as its contractual maturity dates are less than one year. The repayments of principal of the financial products are not guaranteed by the Chinese commercial banks from which the fixed income financial products were purchased. Historically, the Company has received the principal and the interest in full upon maturity of these investments.

While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short-term maturities and high credit quality. No other-than-temporary impairment ("OTTI") loss was recognized for the six months ended June 30, 2021 and 2020, respectively.

Available-for-sale investments

Investments other than held-to-maturity are classified as available-for-sale investments, which consist of various adjustable-income financial products purchased from Chinese commercial banks. All the available for sale investments did not have maturity date. They are classified as short-term investments on the consolidated balance sheets as management intends to hold them for a period less than one year.

Available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The aging of all the available-for-sale investments were less than 12 months as of June 30, 2021. No OTTI loss was recognized for the six months ended June 30, 2021 and 2020, respectively.

The amortized cost, gross unrealized gain in accumulated other comprehensive income, and estimated fair value of investments as of June 30, 2021 and December 31, 2020, are reflected in the tables below:

	As of June 30, 2021
		Gross unrealized gain
		in accumulated other	Estimated
	Amortized Cost	comprehensive income	Fair value
	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	2,000	—	2,000

Available-for-sale investments
Adjustable-rate financial products	84,500	1,152	85,652

	As of December 31, 2020
		Gross unrealized gain
		in accumulated other	Estimated
	Amortized Cost	comprehensive income	Fair value
	RMB	RMB	RMB
Short-term investments:
Held-to-maturity investments
Fixed-rate financial products	45,000	—	45,000

Available-for-sale investments
Adjustable-rate financial products	117,000	854	117,854

Interest income recognized on held-to-maturity investments for the six months ended June 30, 2021 and 2020 were as follows:

	Six months ended June 30,
	2021	2020
	RMB	RMB
	Unaudited	Unaudited
Interest income recognized on held-to-maturity investments	672	175

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	June 30, 2021	December 31, 2020
	RMB	RMB
	Unaudited
Accounts receivable	28,447	27,219
Less: Allowance for doubtful accounts	(7,213)	(6,247)
Accounts receivable, net	21,234	20,972

Allowance for doubtful accounts:

	As of
	June 30, 2021	December 31, 2020
	RMB	RMB
	Unaudited
Balance at beginning of year/period	(6,247)	(2,993)
Addition	(2,002)	(7,857)
Written off	1,036	4,603
Balance at end of year/period	(7,213)	(6,247)

7. PREPAID AND OTHER CURRENT ASSETS, NET

Prepaid and other current assets consisted of the following:

	As of
	June 30, 2021	December 31, 2020
	RMB	RMB
	Unaudited
Amount due from Xihua Group (Note i)	49,800	49,800
Receivable from Zhenjiang operating rights (Note ii)	35,000	35,000
Prepaid input value-added tax	3,938	4,069
Staff advances	3,175	3,723
Rental deposits	2,860	2,826
Prepayments to suppliers	8,421	9,209
Subsidy receivable (Note iii)	4,522	4,567
Others (Note iv)	14,111	8,510
Total before allowance for doubtful accounts	121,827	117,704
Less: allowance for doubtful accounts	(70)	(70)
Total	121,757	117,634

Allowance for doubtful accounts:

	As of
	June 30, 2021	December 31, 2020
	RMB	RMB
	Unaudited
Balance at beginning of year/period	(70)	(4,339)
Addition (Note v)	—	(1,046)
Written off (Note v)	—	5,315
Balance at end of year/period	(70)	(70)

(Note i) A payable balance amounted to RMB 49,800 was recorded by a subsidiary prior to its acquisition by the Group, and such payable was indemnified by Xihua Investment Group (“Xihua Group). No provision was made for the indemnity. The indemnity balance was still outstanding as of the date of issuance of the financial statements.

(Note ii) The balance represented the prepaid operating rights to the Zhenjiang Foreign Language School and Zhenjiang International School. The Group started a negotiation of returning the operating right back to the original owner Zhenjiang Education Investment Center in the third quarter of 2011. As a result, the prepaid operating rights have been reclassified as receivable since then. As of June 30, 2021 and December 31, 2020, the payable balance to Zhenjiang Foreign Language School amounted to RMB 36,770 and RMB 36,770, respectively; therefore, no provision was made. As of the date of issuance of the financial statements, the negotiation was still in progress.

(Note iii) On March 6, 2020, Ambow NSAD Inc. acquired 100% of the outstanding membership interest of NewSchool. As part of the acquisition, a subsidy was provided by the seller for each of the four years after the acquisition for the loss of certain online business of NewSchool after the change of ownership.

(Note iv) Others mainly included inventories and supplies, prepayments for employees, and other miscellaneous items with trivial amounts.

(Note v) Addition of allowance during the year of 2020 was mainly provided against third parties due to the remote recoverability. Certain provisions were written off after all collection efforts being exhausted and the potentials for recovery were remote.

8. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of
	June 30, 2021	December 31, 2020
	RMB	RMB
	Unaudited
Prepaid long-term deposit and loans to lock-up an equity interest investment (Note i)	92,865	89,929
Long-term receivables from Jinghan Taihe (Note ii)	13,723	13,723
Long-term restricted cash (Note iii)	19,168	19,373
Long-term lease deposits	3,521	3,603
Equity method investments	1,736	1,740
Long-term subsidy receivable (Note 7(iii))	5,407	6,577
Others	4,366	4,122
Total	140,786	139,067

(Note i) In April 2019, Beijing Shida Ambow Education Technology Co., Ltd. (“Ambow Shida”) entered into an agreement to lock-up a no-less-than 51% equity interest of Hebi School held by Beijing Dongyuanzhongheng Investment Management Co., Ltd. (“Dongyuan”) for six years, starting from May 1, 2019 till April 30, 2025. Hebi School is a for-profit K-12 school located in Hebi, Henan Province in China, providing junior and senior high school full curriculum services. It has completed a phase I campus construction which started from July 2019, and is in phase II construction. It has admitted first-year students from fall 2020. Ambow Shida paid RMB 40,000 to Dongyuan as a deposit in April 2019 according to the agreement. As agreed by both parties, if Ambow Shida and Dongyuan reach an agreement to transfer the equity interest of Hebi School at any time during the six years, the deposit in RMB 40,000 plus 10% annual interest accrued would not be returned but as part of the consideration for the transfer; or, Dongyuan will return the deposit to Ambow Shida with 10% annual interest within seven days upon termination of the Agreement. Ambow Shida recognized RMB 40,000 as the principal and RMB 7,641 as interest receivable of the lock-up deposit as of June 30, 2021.

Beijing Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”) also entered into a series of loan agreements with Dongyuan in 2019 and 2020 with 5% annual interest rate. The total outstanding principals and interest receivable were RMB 42,600 and RMB 2,624 as of June 30, 2021, respectively. All loan agreements were without any requirements for collateral or pledge on the loans.

On April 8, 2020, the Group entered into an equity transfer intention agreement with Dongyuan to agree that the outstanding loans and interest due would be turned into part of consideration for the Group to acquire a no-less-than 51% equity interest of Hebi School depending on both parties further agreement. No allowance upon such deposit loans and interest receivable was provided in the first six months of 2021.

(Note ii) As of June 30, 2021, the Group recognized long-term receivables due from Beijing Jinghan Taihe Education Technology Co., Ltd. (“Jinghan Taihe”) of RMB 13,723, including the present value of long-term receivable related to the acquisition of tutoring centers previously owned by Jinghan Taihe and accrued management fee income from Jinghan Taihe. Due to the termination of operation of Jinghan Tutoring Centers, the Group is negotiating with Jinghan Taihe on settlement of the outstanding receivables and payables as of the date of this report.

(Note iii) It includes cash in collateral bank accounts for the issuance of letters of credit in U.S. and cash in special deposit accounts required by the Education Commission to prevent abusive use of educational funds in China.

9. SHORT-TERM BORROWINGS

The following table sets forth the loan agreements of short-term borrowings from banks:

			Amount	Original Amount	Annual	Repayment
Date	Borrower	Lender	(RMB)	(US$)	Interest Rate	Due Date
September 1, 2020	Ambow Shida	Huaxia Bank	10,000	N/A	4.35%	September 1, 2021
May 1, 2020	Bay State College	Small Business Administration (“SBA”)	9,498	1,470	1.00%	May 2, 2022

In July 2020, the Group mortgaged its office property in Beijing, China with the carry amount of RMB 65,078 to obtain a line of credit in RMB 30,000 from Bank of Huaxia with one-year term from July 1, 2020 to July 1, 2021. The mortgage shall be terminated once all borrowings were repaid and mortgage cancellation registration procedures were completed. On September 1, 2020, the Group received a loan from Huaxia Bank in the amount of RMB 10,000 with maturity date on September 1, 2021 and bearing interest at 4.35% per annum for working capital purpose. As of the date of this report, this loan was fully repaid.

On May 1, 2020, Bay State College obtained a PPP loan under the CARES Act from the SBA through Bank of America for US$1,470, with maturity date on May 2, 2022. Bay State College accrued interest expense on the loan using a fixed rate of 1%. Bay State College is applying for the forgiveness of the PPP loan as of the date of this report.

10. TAXATION

a.	Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT. Since May 2016, the change from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3%~5% business tax rate which was applicable prior to the reform.

As of June 30, 2021 and December 31, 2020, the payable balances for VAT were RMB 2,675 and RMB 2,176 respectively.

b.	Business tax

In PRC, business taxes used to be imposed by the government on the revenues arising from the provision of taxable services including but not limited to education in the years before 2016. The business tax rates for the Group’s subsidiaries and consolidated variable interest entities ranged from 3% to 5%. Business tax was then replaced by the VAT from 2016 and thereafter.

As of June 30, 2021 and December 31, 2020, the payable balances for business tax were RMB 17,406 and RMB 17,456, respectively.

c.	Income taxes

Cayman Islands

Under the current laws of Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

The Company’s subsidiaries incorporated in the BVI are not subject to taxation.

Hong Kong

Only one of the Company’s subsidiaries incorporated in Hong Kong is subject to a profit tax rate of 8.25% for the first HK$ 2,000 of assessable profits. Profits exceeding HK$ 2,000 and other subsidiaries in Hong Kong are subject to profit tax at a rate of 16.5%.

Taiwan

Entity incorporated in Taiwan is subject to Taiwan profit tax at a rate of 17%.

PRC and US

Significant components of the provision for income taxes on earnings for the six months ended June 30, 2021 and 2020 are as follows:

	Six months ended June 30,
	2021	2020
	RMB	RMB
	Unaudited	Unaudited
Current:
PRC	1,872	2,506
U.S.	690	2,771
Deferred:
PRC	869	(386)
U.S.	(276)	(3,268)
Provision for income tax expenses	3,155	1,623

Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises.

Reconciliation between total income tax expense and the amount computed by applying the PRC statutory income tax rate to income before income taxes is as follows:

	Six months ended June 30,
	2021	2020
	%	%
	Unaudited	Unaudited
PRC statutory income tax rate	25%	25%
Impact of different tax rates in other jurisdictions	(196)%	0%
Tax effect of preferential tax rate for small enterprises	15%	28%
Tax effect of non-deductible expenses	48%	8%
Tax effect of non-taxable income	(281)%	(3)%
Tax effect of tax-exempt entities	548%	(24)%
Tax effect of deemed profit	0%	1%
Deferred tax effect of tax rate change	54%	7%
Changes in valuation allowance	(182)%	(27)%
Effective tax rate	31%	15%

d.	Uncertain tax positions

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of
	June 30, 2021	December 31, 2020
	RMB	RMB
	Unaudited
Unrecognized tax benefits	34,322	34,763

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC Topic 740, and the balance is presented as a non-current liability in the consolidated financial statements since December 31, 2020 due to the fact that the Group does not anticipate payments of cash within one year.

The Group recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. The Group has a liability for accrued penalty and interest of RMB nil as of June 30, 2021 and December 31, 2020, respectively.

However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. As of June 30, 2021 and December 31, 2020, there were RMB 34,322 and RMB 34,763 unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Group does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of June 30, 2021.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

11. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Six months ended June 30,
	2021	2020
	RMB	RMB
	Unaudited	Unaudited
Numerator:
Numerator for basic and diluted income per share	8,111	10,846
Denominator:
Denominator for basic and diluted income per share weighted average ordinary shares outstanding	46,642,280	43,577,168

Basic and diluted income per share	0.17	0.25

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the period.

12. LEASES

The Group has operating leases for classrooms, dormitories, offices and certain equipment; and finance lease for a teaching building used by Shenyang K-12 School. For the finance lease, all lease payments have been paid to the landlord from the commencement date of the lease.

The components of lease expense were as follows:

	Six months ended June 30,
	2021	2020
	RMB	RMB
	Unaudited	Unaudited
Operating and short-term lease expense	24,567	31,966

Finance lease expense	300	300

Supplemental cash flow information related to leases was as follows:

	Six months ended June 30,
	2021	2020
	RMB	RMB
	Unaudited	Unaudited
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	19,615	25,583
Operating cash flows from finance lease	—	—

Supplemental balance sheet information related to leases was as follows:

As of
	June 30, 2021	December 31, 2020
Unaudited
Weighted-average Remaining Lease Term
Operating leases	7.23 Years	7.41 Years
Finance lease	9.18 Years	9.67 Years
Weighted-average Discount Rate
Operating leases	4.50%	4.51%

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of June 30, 2021 and December 31, 2020, respectively.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of June 30, 2021 and December 31, 2020, respectively.

As of June 30, 2021, maturities of lease liabilities were as follows:

Amount
RMB
Unaudited
2021 (remaining)	29,900
2022	45,240
2023	43,487
2024	42,916
2025	42,501
Thereafter	110,113
Total lease payments	314,157
Less: interest	(57,082)
Total	257,075
Less: current portion	(49,198)
Non-current portion	207,877

As of June 30, 2021, the Group had no material operating or finance leases that had not yet commenced.

Sublease

The Group subleases offices to third parties under operating leases. Sublease income is recorded as a reduction of lease expense in the consolidated statements of operations.

For the six months ended June 30, 2021 and 2020, gross sublease income of the Group was RMB 42 and RMB 139, respectively.

13. SEGMENT INFORMATION

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. Management has classified the reportable segments into two parts: 1) K-12 schools, 2) CP&CE Programs.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, gross profit, operating expenses, other income (expense), (loss) income before income tax and non-controlling interests and total assets as follows.

For the six months ended June 30, 2021 (Unaudited)

	K-12	CP&CE
(RMB in thousands)	Schools	Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	175,650	126,206	301,856
Cost of revenues	(97,886)	(83,419)	(181,305)
GROSS PROFIT	77,764	42,787	120,551

OPERATING EXPENSES
Selling and marketing	(1,163)	(22,098)	(23,261)
General and administrative	(22,371)	(38,131)	(60,502)
Research and development	(424)	(2,184)	(2,608)
Unallocated corporate expenses	—	—	(29,010)
Total operating expenses	(23,958)	(62,413)	(115,381)

OPERATING INCOME (LOSS)	53,806	(19,626)	5,170

OTHER INCOME
Interest income	725	602	1,327
Other (loss), net	(36)	(1,439)	(1,475)
Gain from deregistration of subsidiaries	—	1,325	1,325
Gain on sale of investment available for sale	1,001	—	1,001
Unallocated corporate other income	—	—	3,399
Total other income	1,690	488	5,577

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	55,496	(19,138)	10,747

Segment assets	402,185	399,336	801,521
Unallocated corporate assets	—	—	207,451
TOTAL ASSETS as of June 30, 2021	402,185	399,336	1,008,972

For the six months ended June 30, 2020 (Unaudited)

	K‑12	CP&CE
(RMB in thousands)	Schools	Programs	Consolidated
	RMB	RMB	RMB
Net Revenues	126,800	118,942	245,742
Cost of revenues	(74,542)	(99,240)	(173,782)
GROSS PROFIT	52,258	19,702	71,960

OPERATING EXPENSES
Selling and marketing	(580)	(21,492)	(22,072)
General and administrative	(18,270)	(37,963)	(56,233)
Research and development	—	(724)	(724)
Unallocated corporate expenses	—	—	(32,118)
Total operating expenses	(18,850)	(60,179)	(111,147)

OPERATING INCOME (LOSS)	33,408	(40,477)	(39,187)

OTHER INCOME
Interest income	218	1,412	1,630
Foreign exchange gain, net	—	33	33
Other (loss) income, net	(233)	979	746
Loss from deregistration of subsidiaries	—	(92)	(92)
Gain on sale of investment available for sale	827	—	827
Unallocated corporate other income	—	—	47,804
Total other income	812	2,332	50,948

INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	34,220	(38,145)	11,761

The following table summarizes the net revenues by geographic areas for the six and three months ended June 30, 2021 and 2020, respectively.

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	RMB	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues
PRC	234,927	182,039	141,066	116,729
U.S.	66,929	63,703	31,185	38,734
Total	301,856	245,742	172,251	155,463

Net revenues are attributed to areas based on the location where the service is performed to the customers. Other than in PRC and the United States, the Group does not conduct business in any other individual country.

The following table summarizes long-lived assets by geographic areas as of June 30, 2021 and December 31, 2020, respectively.

	As of
	June 30, 2021	December 31, 2020
	RMB	RMB
	Unaudited
Long-Lived Assets
PRC	291,180	300,623
U.S.	167,350	179,560
Total	458,530	480,183

Long-lived assets represent property and equipment, land use rights, intangible assets, goodwill, operating and finance lease right-of-use assets for each geographic area.

14. RELATED PARTY TRANSACTIONS

a.	Transactions

The Group entered into the following transactions with related parties:

	Six months ended June 30,
Transactions	2021	2020
	RMB	RMB
	Unaudited	Unaudited
Service purchased from Jinan QCY Intelligent Technology Co., Ltd., an entity significantly influenced by a member of management team of the Company	(1,279)	(1,417)
Service purchased from Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company	(654)	(152)
Service purchased from Beijing HJRT Technology Co., Ltd., an entity significantly influenced by a member of management team of the Company	(132)	(132)

b.	The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
	As of		As of
Relationship	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	RMB	RMB	RMB	RMB
	Unaudited		Unaudited
Shandong Shichuang Software Engineering Co., Ltd., an entity controlled by Executive Principal of Ambow Research Center	—	—	2,417	2,417
Jinan QCY Intelligent Technology Co., Ltd., an entity significantly influenced by a member of management team of the Company	775	774	—	—
Beijing QC Technology Company Limited, an entity significantly influenced by a member of management team of the Company	2,039	1,961	354	126
URSUS Information Technology (Beijing) Company Limited, an entity significantly influenced by a member of management team of the Company	201	201	—	—
Beijing HJRT Technology Co., Ltd., an entity significantly influenced by a member of management team of the Company	220	88	—	—
	3,235	3,024	2,771	2,543

15. GAIN FROM DEREGISTRATION OF SUBSIDIARIES

In the six months ended June 30, 2020 and 2021, the Company closed several subsidiaries through local government and corporate service institutions’ deregistration procedures. Those subsidiaries had no business operations and were in accumulated deficit for years. As a result, the Company recognized gain from deregistration of those subsidiaries in a collective amount of RMB 1,325 and RMB 3,897 in the six months ended June 30, 2021 and 2020, respectively.

16. SUBSEQUENT EVENTS

1)	Regulatory Policy on After-School Tutoring

On July 24, 2021, Chinese regulatory authorities issued a set of guidelines aiming to ease the burden of excessive homework and after-school tutoring on students receiving an elementary school or junior high school education. The Company does not expect its operations to be materially affected by the Guidelines.

The Group has performed an evaluation of subsequent events through the date the financial statements were issued and has determined that there are not any other events that would have required adjustment or disclosure in the financial statements.